Exhibit 99.1

Zymeworks Announces License Agreement with Johnson & Johnson Innovation to Develop and Commercialize Next Generation Bispecific Antibody Therapeutics

•	Zymeworks licenses the Azymetric™ and EFECT™ platforms to Janssen
•	US$50 million upfront license fee paid to Zymeworks for up to six bispecific programs

Vancouver, Canada (November 13, 2017) – Zymeworks Inc. (NYSE/TSX: ZYME), a clinical‑stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, today announced it has executed a licensing agreement with Janssen Biotech, Inc. (“Janssen”), one of the Janssen Pharmaceutical Companies of Johnson & Johnson. The deal was facilitated by Johnson & Johnson Innovation.

Under the terms of the licensing agreement, Zymeworks will provide Janssen with a worldwide, royalty-bearing license to research, develop, and commercialize up to six bispecific antibodies directed to Janssen therapeutic targets using Zymeworks’ Azymetric™ and EFECT™ platforms. Janssen will be responsible for all research, development, and commercial activities under the licensing agreement. Zymeworks will receive an upfront payment of US$50 million and is eligible to potentially receive up to US$282 million in development and up to US$1.12 billion in commercial milestone payments, and tiered royalties on potential sales. Janssen also has the option to develop two additional bispecific programs under the agreement subject to a future option payment.
“We are very pleased to be partnering with Janssen and their world-class scientists,” said Dr. Ali Tehrani, President and CEO of Zymeworks. “This marks our sixth major pharmaceutical partnership and the first since our wholly-owned bispecific product candidate ZW25, which is enabled with the Azymetric™ platform, entered clinical trials. The proceeds from this collaboration will be primarily used to fund the clinical advancement of ZW25, as well as the advancement of our preclinical programs into the clinic.”

November 13 Webcast and Conference Call

Zymeworks will host a webcast and teleconference today at 8:30 a.m. ET (5:30 a.m. PT) to discuss the license agreement. Ali Tehrani, Ph.D., President and Chief Executive Officer and Neil Klompas, Chief Financial Officer at Zymeworks will lead the discussion.
The webcast can be accessed through the Investor page of Zymeworks’ website at http://ir.zymeworks.com/events-and-presentations.
The live call may be accessed by dialing 1-800-319-4610 for North American callers, or 1-604-638-5340 for international callers. Callers should dial in five to ten minutes prior to the scheduled start time, and ask to join the “Zymeworks call”.
A telephone replay of the conference call will be available by dialing 1-800-319-6413 or 1-604-638-9010 and entering access code 1748. The replay will be available after the conclusion of the conference call until November 27, 2017.

About the Azymetric™ Platform

The Azymetric™ platform enables the transformation of monospecific antibodies into bispecific antibodies, which gives them the ability to simultaneously bind two different targets. Azymetric™ bispecific technology enables the development of multifunctional biotherapeutics that can block multiple signaling pathways, recruit immune cells to tumors, enhance receptor clustering degradation, and increase tumor‑specific targeting leading to greater efficacy while reducing toxicities and the potential for drug-resistance. Azymetric™ bispecifics have been engineered to retain the desirable drug-like qualities of naturally occurring antibodies, including low immunogenicity, long half-life and high stability, and are also compatible with standard manufacturing processes with high yields and purity, thereby significantly reducing drug development costs and timelines.

About the EFECT™ Platform
The EFECT™ platform is a library of antibody Fc modifications engineered to modulate the activity of the antibody-mediated immune response, which includes both the up and down-regulation of effector functions. This platform is compatible with traditional monoclonal as well as Azymetric™ bispecific antibodies to further enable the customization of therapeutic responses for different diseases.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.
Cautionary Note Regarding Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements in this news release include statements that relate to the terms of the licensing agreement with Janssen, potential payments to Zymeworks under the licensing agreement, Zymeworks’ planned use of such payments, and other information that is not historical information. When used herein, words such as “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions.

Zymeworks believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Zymeworks may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in Zymeworks’ registration statement on Form F-1 and in its supplemented PREP prospectus dated April 27, 2017 filed in connection with Zymeworks’ initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as Zymeworks’ current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. Zymeworks cannot guarantee future results, events, levels of activity, performance or achievements. Zymeworks does not undertake and specifically declines any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Contacts:

Zymeworks Inc.
Investor Inquiries:
Ryan Dercho, Ph.D.
(604) 678-1388
ir@zymeworks.com

Media Inquiries:
Angela Bitting
(925) 202-6211
a.bitting@comcast.net